Mail Stop 4561

April 9, 2009

James F. Brooks
Chief Executive Officer
10 Main Street
Rochester, New Hampshire 03839

   Re: **BrandPartners Group, Inc.**
      Form 10-K for Year Ended December 31, 2007
      Form 10-Q for Quarter Ended March 31, 2008, June 30, 2008, and
      September 30, 2008
      File No. 000-16530

Dear Mr. Brooks:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments .

  You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3414 if you have questions.

         Sincerely,

         Jorge Bonilla
         Senior Staff Accountant